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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 981)

TRADING HALT

At the request of Semiconductor Manufacturing International Corporation (the “Company”), trading in the shares of the Company on the Stock Exchange of Hong Kong Limited has been halted with effect from 9:00 a.m. on Thursday, 28 April 2016 pending the release of an announcement containing inside information regarding a disposal agreement and a subscription agreement entered into by the Company.

Semiconductor Manufacturing International Corporation

Dr. Tzu-Yin Chiu

Chief Executive Officer and Executive Director

Hong Kong, 28 April 2016

Executive Directors
Zhou Zixue (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang (Chief Financial Officer)

Non-executive Directors
Chen Shanzhi (Li Yonghua as his Alternate)
Zhou Jie
Ren Kai
Lu Jun

Independent Non-executive Directors
William Tudor Brown
Sean Maloney
Lip-Bu Tan
Carmen I-Hua Chang